Contact

www.linkedin.com/in/megan-blythe-0a833212b (LinkedIn)

Top Skills

Customer Service
Troubleshooting
Solar Systems

Megan Blythe

Sustainability Officer at Simply Tiny Development
Kill Devil Hills

Experience

Simply Tiny Development, LLC
Sustainability Coordinator
July 2021 - Present (10 months)
Kill Devil Hills, North Carolina, United States

Sunrun
Customer Service Representative
May 2019 - June 2021 (2 years 2 months)
Greater Denver Area

Guiding customers through troubleshooting their solar systems and website issues. I strive to give first call resolution on various issues via phone and email chat. I assist our dispatch department with scheduling field service appointments and maintain a clear line of communication with all departments.

Kachina Southwestern Grill
Waitress
February 2018 - May 2019 (1 year 4 months)
Westminster, CO

Maintain a 16 table section. Walked customer through the restaurant experience and paired specialty drinks with menu items. Established relationship with my tables while expediting food and drinks.

Tortuga's Lie
Waitress
October 2016 - January 2018 (1 year 4 months)
Nags Head, NC

Maintained a 5 table section. Bussed and reset tables. Expedite food and drinks while building a relationship with my customers. Occasionally assisted with hosting.

Outer Banks Physical Therapy
Physical Therapist Tech
November 2016 - July 2017 (9 months)
Kitty Hawk, NC

Guided patients through stretches and exercises. Prepared patient rooms for advanced treatments. Conducted ultrasound treatments and assisted patients with receiving heat and ice.

Operation Groundswell
Volunteer
July 2016 - August 2016 (2 months)
Ghana

I traveled through the countries of Ghana and Togo for 40 days. Our focus was Grassroots Education. We worked with the locals to establish better education habits and resolve issues in a way that they could maintain once we left. We worked in schools and lived in the villages to fully understand how the communities functioned.

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Education

Metropolitan State University of Denver
Bachelor of Science - BS, Environmental Science · (2018 - 2021)

West Virginia University Institute of Technology
Bachelor's degree, Psychology · (2012 - 2016)